GRUPO CARSO, S.A. DE C.V.

02 NOV 14 AM 9:01

29 october, 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Wash[redacted]
U.S.A

02060467

SUPPL

Reference. Grupo Carso, S.A. de C.V.
File Number 82 - 3175

Enclosed, find the unaudited consolidated and non consolidated financial statements as of september 30, 2002 and 2001 for GRUPO CARSO, S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

dlw 12/11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **3** Year: **2002**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**62,847,088**	100	**85,485,310**	100
2	**CURRENT ASSETS**	**20,384,511**	**32**	**31,720,631**	**37**
3	CASH AND SHORT-TERM INVESTMENTS	1,923,003	3	4,950,553	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	7,968,079	13	8,572,388	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,116,664	2	8,448,584	10
6	INVENTORIES	9,138,969	15	9,472,399	11
7	OTHER CURRENT ASSETS	237,796	0	276,707	0
8	**LONG-TERM**	**2,300,280**	**4**	**4,671,197**	**5**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	76,542	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,696,329	3	1,943,756	2
11	OTHER INVESTMENTS	527,409	1	2,727,441	3
12	**PROPERTY, PLANT AND EQUIPMENT**	**34,745,601**	**55**	**35,423,056**	**41**
13	PROPERTY	25,048,565	40	24,851,423	29
14	MACHINERY AND INDUSTRIAL	31,606,406	50	31,266,134	37
15	OTHER EQUIPMENT	4,325,167	7	4,401,290	5
16	ACCUMULATED DEPRECIATION	28,070,175	45	27,078,973	32
17	CONSTRUCTION IN PROGRESS	1,835,638	3	1,983,182	2
18	**DEFERRED ASSETS (NET)**	**4,930,802**	**8**	**13,024,598**	**15**
19	**OTHER ASSETS**	**485,894**	**1**	**645,828**	**1**
20	**TOTAL LIABILITIES**	**35,975,933**	100	**49,289,440**	100
21	**CURRENT LIABILITIES**	**15,825,888**	**44**	**23,253,068**	**47**
22	SUPPLIERS	3,415,079	9	3,643,800	7
23	BANK LOANS	7,092,581	20	4,022,508	8
24	STOCK MARKET LOANS	635,228	2	4,998,032	10
25	TAXES TO BE PAID	1,305,653	4	749,112	2
26	OTHER CURRENT LIABILITIES	3,377,347	9	9,839,616	20
27	**LONG-TERM LIABILITIES**	**11,078,639**	**31**	**16,861,908**	**34**
28	BANK LOANS	10,269,056	29	14,399,428	29
29	STOCK MARKET LOANS	800,000	2	0	0
30	OTHER LOANS	9,583	0	2,462,480	5
31	**DEFERRED LOANS**	**8,917,802**	**25**	**9,042,020**	**18**
32	**OTHER LIABILITIES**	**153,604**	**0**	**132,444**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**26,871,155**	100	**36,195,870**	100
34	**MINORITY INTEREST**	**5,174,465**	**19**	**10,063,523**	**28**
35	**MAJORITY INTEREST**	**21,696,690**	**81**	**26,132,347**	**72**
36	**CONTRIBUTED CAPITAL**	**7,171,860**	**27**	**9,878,809**	**27**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,014,907	4	1,360,291	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,416,565	16	5,904,430	16
39	PREMIUM ON SALES OF SHARES	1,740,388	6	2,614,088	7
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**14,524,830**	**54**	**16,253,538**	**45**
42	RETAINED EARNINGS AND CAPITAL RESERVE	46,200,121	172	45,404,877	125
43	REPURCHASE FUND OF SHARES	1,890,440	7	2,997,403	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(35,132,525)	(131)	(34,227,781)	(95)
45	NET INCOME FOR THE YEAR	1,566,794	6	2,079,039	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2002**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,923,003**	**100**	**4,950,553**	**100**
46	CASH	483,028	25	1,755,918	35
47	SHORT-TERM INVESTMENTS	1,439,975	75	3,194,635	65
18	**DEFERRED ASSETS (NET)**	**4,930,802**	**100**	**13,024,598**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	3,505,894	71	2,871,647	22
49	GOODWILL	1,322,912	27	10,077,731	77
50	DEFERRED TAXES	101,486	2	75,220	1
51	OTHERS	510	0	0	0
21	**CURRENT LIABILITIES**	**15,825,888**	**100**	**23,253,068**	**100**
52	FOREING CURRENCY LIABILITIES	6,694,585	42	9,171,136	39
53	MEXICAN PESOS LIABILITIES	9,131,303	58	14,081,932	61
24	**STOCK MARKET LOANS**	**635,228**	**100**	**4,998,032**	**100**
54	COMMERCIAL PAPER	635,228	100	4,054,112	81
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	943,920	19
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,377,347**	**100**	**9,839,616**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	26,329	1	1,799,539	18
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,351,018	99	8,040,077	82
27	**LONG-TERM LIABILITIES**	**11,078,639**	**100**	**16,861,908**	**100**
59	FOREING CURRENCY LIABILITIES	5,782,443	52	9,855,873	58
60	MEXICAN PESOS LIABILITIES	5,296,196	48	7,006,035	42
29	**STOCK MARKET LOANS**	**800,000**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	800,000	100	0	0
30	**OTHER LOANS**	**9,583**	**100**	**2,462,480**	**100**
63	OTHER LOANS WITH COST	9,583	100	2,462,480	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**8,917,802**	**100**	**9,042,020**	**100**
65	NEGATIVE GOODWILL	20,215	0	264,138	3
66	DEFERRED TAXES	8,897,227	100	8,710,978	96
67	OTHERS	360	0	66,904	1
32	**OTHER LIABILITIES**	**153,604**	**100**	**132,444**	**100**
68	RESERVES	148,722	97	129,910	98
69	OTHERS LIABILITIES	4,882	3	2,534	2
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(35,132,525)**	**100**	**(34,227,781)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	221,671	1	221,671	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(35,354,196)	(101)	(34,449,452)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	4,558,623	8,467,563
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	946	1,617
75	EMPLOYERS (*)	42,226	57,801
76	WORKERS (*)	22,856	24,289
77	CIRCULATION SHARES (*)	877,701,900	890,250,000
78	REPURCHASED SHARES (*)	37,298,100	24,750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**37,063,101**	**100**	**39,466,897**	**100**
2	COST OF SALES	26,410,839	71	27,730,882	70
3	**GROSS INCOME**	**10,652,262**	**29**	**11,736,015**	**30**
4	OPERATING	5,587,586	15	5,646,370	14
5	**OPERATING INCOME**	**5,064,676**	**14**	**6,089,645**	**15**
6	TOTAL FINANCING COST	1,311,852	4	1,820,556	5
7	**INCOME AFTER FINANCING COST**	**3,752,824**	**10**	**4,269,089**	**11**
8	OTHER FINANCIAL OPERATIONS	443,646	1	(8,733)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**3,309,178**	**9**	**4,277,822**	**11**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,450,069	4	1,693,035	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,859,109**	**5**	**2,584,787**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	341,731	1	365,228	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**2,200,840**	**6**	**2,950,015**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	760,883	2
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,200,840**	**6**	**2,189,132**	**6**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,200,840**	**6**	**2,189,132**	**6**
19	NET INCOME OF MINORITY INTEREST	634,046	2	110,093	0
20	**NET INCOME OF MAJORITY INTEREST**	**1,566,794**	**4**	**2,079,039**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**37,063,101**	**100**	**39,466,897**	**100**
21	DOMESTIC	33,696,575	91	35,134,933	89
22	FOREIGN	3,366,526	9	4,331,964	11
23	TRANSLATED INTO DOLLARS (***)	349,711	1	432,843	1
6	**TOTAL FINANCING COST**	**1,311,852**	**100**	**1,820,556**	**100**
24	INTEREST PAID	1,782,678	136	2,728,627	150
25	EXCHANGE LOSSES	2,142,746	163	1,948,728	107
26	INTEREST EARNED	156,885	12	343,516	19
27	EXCHANGE PROFITS	1,630,802	124	1,735,454	95
28	GAIN DUE TO MONETARY POSITION	(825,885)	(63)	(777,829)	(43)
8	**OTHER FINANCIAL OPERATIONS**	**443,646**	**100**	**(8,733)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	673,475	152	46,991	538
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(229,829)	(52)	(55,724)	(638)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,450,069**	**100**	**1,693,035**	**100**
32	INCOME TAX	1,851,330	128	1,619,482	96
33	DEFERED INCOME TAX	(730,891)	(50)	(295,003)	(17)
34	WORKERS' PROFIT SHARING	431,690	30	475,663	28
35	DEFERED WORKERS' PROFIT SHARING	(102,060)	(7)	(107,107)	(6)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR **2002**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	37,063,102	39,466,898
37	NET INCOME OF THE YEAR	2,202,350	2,342,419
38	NET SALES (**)	50,960,935	53,888,296
39	OPERATION INCOME (**)	7,230,893	8,217,281
40	NET INCOME OF MAYORITY INTEREST(**)	2,067,963	2,778,603
41	NET CONSOLIDATED INCOME (**)	3,255,983	3,089,834

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**2,200,840**	**2,189,132**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	510,445	1,691,407
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**2,711,285**	**3,880,539**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	1,085,302	296,631
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**3,796,587**	**4,177,170**
6	CASH FLOW FROM EXTERNAL FINANCING	(3,235,208)	(2,281,351)
7	CASH FLOW FROM INTERNAL FINANCING	(731,399)	(447,078)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(3,966,607)**	**(2,728,429)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,819,683)**	**(1,724,072)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,989,703)	(275,331)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	3,912,706	5,225,884
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,923,003	4,950,553

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**510,445**	**1,691,407**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,455,375	1,495,499
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(944,930)	195,908
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**1,085,302**	**296,631**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	254,368	501,007
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,163,474	2,346,350
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	516,165	894,184
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,159,767)	(2,758,896)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	311,062	(686,014)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(3,235,208)**	**(2,281,351)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(2,288,334)	(5,279,014)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(518,739)	3,733,948
25	+ DIVIDEND RECEIVED	627,907	535,778
26	+ OTHER FINANCING	(1,056,042)	(1,272,063)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(731,399)**	**(447,078)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(14,510)	(5,208)
31	(-) DIVIDENS PAID	(360,410)	(360,502)
32	+ PREMIUM ON SALE OF SHARES	(356,479)	(81,368)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,819,683)**	**(1,724,072)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(253,194)	(366,220)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,098,195)	(2,115,265)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	17,591	69,164
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	91,243	129,328
39	+ (-) OTHER ITEMS	(577,128)	558,921

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.94	%	5.55	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.53	%	10.63	%
3	NET INCOME TO TOTAL ASSETS (**)	5.18	%	3.61	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	37.53	%	35.53	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.81	times	0.63	times
7	NET SALES TO FIXED ASSETS (**)	1.47	times	1.52	times
8	INVENTORIES ROTATION (**)	3.94	times	4.01	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50	days	51	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	13.09	%	14.07	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.24	%	57.66	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.34	times	1.36	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	34.68	%	38.60	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	31.89	%	47.60	%
15	OPERATING INCOME TO INTEREST PAID	2.84	times	2.23	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.42	times	1.09	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.29	times	1.36	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.71	times	0.96	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.57	times	0.64	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	12.15	%	21.29	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	7.32	%	9.83	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	2.93	%	0.75	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.13	times	1.53	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	81.56	%	83.61	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	18.44	%	16.39	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	60.35	%	122.69	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.33		$	3.11	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	3.09		$	4.27	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.58		$	(0.81)	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	24.72		$	29.35	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.06	times		0.76	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		11.19	times		7.21	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		8	877,701,900			877,901,900	1,014,907	
TOTAL			**877,701,900**	**0**	**0**	**877,901,900**	**1,014,907**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
877,701,900
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A1	37,298,100	30.32000	26.08000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **30** OF **SEPTEMBER** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN HUMBERTO BOTAS HERNANDEZ
TESORERO

C.P. JOSE LUIS OCAÑA CASTRO

M E X I C O, D.F., AT OCTOBER 28 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 3 Year: 2002

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**24,621,521**	**100**	**29,794,768**	**100**
2	**CURRENT ASSETS**	**674,747**	**3**	**2,950,051**	**10**
3	CASH AND SHORT-TERM INVESTMENTS	66,487	0	1,997,703	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	606,806	2	299,224	1
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	1,454	0	653,124	2
8	**LONG-TERM**	**23,272,135**	**95**	**26,790,737**	**90**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	23,272,135	95	26,790,737	90
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,278**	**0**	**1,638**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,051	0	3,358	0
16	ACCUMULATED DEPRECIATION	1,773	0	1,720	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**673,361**	**3**	**51,847**	**0**
19	**OTHER ASSETS**	**0**	**0**	**495**	**0**
20	**TOTAL LIABILITIES**	**2,924,831**	**100**	**3,662,421**	**100**
21	**CURRENT LIABILITIES**	**1,513,407**	**52**	**2,105,512**	**57**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	541,585	19	522,357	14
24	STOCK MARKET LOANS	886,128	30	1,572,253	43
25	TAXES TO BE PAID	6,276	0	2,739	0
26	OTHER CURRENT LIABILITIES	79,418	3	8,163	0
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,411,424**	**48**	**1,556,909**	**43**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**21,696,690**	**100**	**26,132,347**	**100**
36	**CONTRIBUTED CAPITAL**	**7,171,860**	**33**	**9,878,809**	**38**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,014,907	5	1,360,291	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,416,565	20	5,904,430	23
39	PREMIUM ON SALES OF SHARES	1,740,388	8	2,614,088	10
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**14,524,830**	**67**	**16,253,538**	**62**
42	RETAINED EARNINGS AND CAPITAL RESERVE	46,200,121	213	45,404,877	174
43	REPURCHASE FUND OF SHARES	1,890,440	9	2,997,403	11
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(35,132,525)	(162)	(34,227,781)	(131)
45	NET INCOME FOR THE YEAR	1,566,794	7	2,079,039	8

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: 3 YEAR:2002

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**66,487**	**100**	**1,997,703**	**100**
46	CASH	225	0	1,177,605	59
47	SHORT-TERM INVESTMENTS	66,262	100	820,098	41
18	**DEFERRED ASSETS (NET)**	**673,361**	**100**	**51,847**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	673,361	100	2,367	5
49	GOODWILL	0	0	49,480	95
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,513,407**	**100**	**2,105,512**	**100**
52	FOREING CURRENCY LIABILITIES	523,585	35	385,789	18
53	MEXICAN PESOS LIABILITIES	989,822	65	1,719,723	82
24	**STOCK MARKET LOANS**	**886,128**	**100**	**1,572,253**	**100**
54	COMMERCIAL PAPER	886,128	100	1,572,253	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**79,418**	**100**	**8,163**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	1,714	21
58	OTHER CURRENT LIABILITIES WITHOUT COST	79,418	100	6,449	79
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES		0		0
60	MEXICAN PESOS LIABILITIES		0		0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**1,411,424**	**100**	**1,556,909**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,411,424	100	1,556,909	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(35,132,525)**	**100**	**(34,227,781)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	221,671	1	221,671	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(35,354,196)	(101)	(34,449,452)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2002**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(838,660)	844,539
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	877,701,900	890,250,000
78	REPURCHASED SHARES (*)	37,298,100	24,750,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**180,677**	**100**	**188,035**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**180,677**	**100**	**188,035**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**180,677**	**100**	**188,035**	**100**
6	TOTAL FINANCING COST	345,542	191	334,609	178
7	**INCOME AFTER FINANCING COST**	**(164,865)**	**(91)**	**(146,574)**	**(78)**
8	OTHER FINANCIAL OPERATIONS	128,606	71	152,786	81
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(293,471)**	**(162)**	**(299,360)**	**(159)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(131,784)	(73)	(156,348)	(83)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(161,687)**	**(89)**	**(143,012)**	**(76)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,728,481	957	2,222,051	1,182
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,566,794**	**867**	**2,079,039**	**1,106**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,566,794**	**867**	**2,079,039**	**1,106**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,566,794**	**867**	**2,079,039**	**1,106**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**180,677**	**100**	**188,035**	**100**
21	DOMESTIC	180,677	100	188,035	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**345,542**	**100**	**334,609**	**100**
24	INTEREST PAID	520,203	151	272,797	82
25	EXCHANGE LOSSES	141,054	41	387,082	116
26	INTEREST EARNED	38,278	11	54,090	16
27	EXCHANGE PROFITS	206,994	60	277,120	83
28	GAIN DUE TO MONETARY POSITION	(70,443)	(20)	5,940	2
8	**OTHER FINANCIAL OPERATIONS**	**128,606**	**100**	**152,786**	**100**
29	OTHER NET EXPENSES (INCOME) NET	142,657	111	152,790	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(14,051)	(11)	(4)	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(131,784)**	**100**	**(156,348)**	**100**
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	(131,784)	(100)	(156,348)	(100)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 3 YEAR 2002

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	180,678	188,036
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	241,698	252,395
39	OPERATION INCOME (**)	241,698	252,395
41	NET CONSOLIDATED INCOME (**)	2,067,963	2,778,603

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,566,794**	**2,079,039**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(1,684,203)	(2,250,983)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(117,409)**	**(171,944)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(116,243)	(88,387)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(233,652)**	**(260,331)**
6	CASH FLOW FROM EXTERNAL FINANCING	254,186	1,968,597
7	CASH FLOW FROM INTERNAL FINANCING	(370,989)	(86,576)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(116,803)**	**1,882,021**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(590,806)**	**(1,133,534)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(941,261)	488,156
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,007,748	1,509,547
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	66,487	1,997,703

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(1,684,203)**	**(2,250,983)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	519	559
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(1,684,722)	(2,251,542)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(116,243)**	**(88,387)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(76,796)	91,574
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(39,447)	(179,961)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**254,186**	**1,968,597**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(1,369,103)	349,122
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	1,623,289	1,663,301
26	+ OTHER FINANCING	0	(43,826)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(370,989)**	**(86,576)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(14,510)	(5,208)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(356,479)	(81,368)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(590,806)**	**(1,133,534)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(590,636)	(1,133,218)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(170)	(316)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2002**

GRUPO CARSO, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	867.18	%	1,105.67	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.53	%	10.63	%
3	NET INCOME TO TOTAL ASSETS (**)	8.40	%	9.33	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	4.50	%	(0.29)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	189.12	times	154.09	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	45.69	%	17.05	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	11.88	%	12.29	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.13	times	0.14	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	17.90	%	10.53	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.35	times	0.69	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.08	times	0.07	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.45	times	1.40	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.45	times	1.40	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.23	times	0.81	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.39	%	94.88	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(64.98)	%	(91.44)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(64.34)	%	(47.01)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.45)	times	(0.95)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(217.62)	%	104.60	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	317.62	%	(4.60)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.03	%	0.03	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **3** YEAR: **2002**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.33	$ 3.11
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 2.33	$ 3.11
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 24.72	$ 29.35
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.06 times	0.76 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	11.19 times	7.21 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.